legal & compliance, llc

laura aNTHONy, esquire
STUART REED, ESQUIRE	WWW.LEGALANDCOMPLIANCE.COM
OF COUNSEL	HTTP://WWW.SECURITIES-LAW-BLOG.COM

DIRECT E-MAIL: LANTHONY@LEGALANDCOMPLIANCE.COM

November 30, 2012

VIA ELECTRONIC EDGAR FILING

Raj Rajan, Senior Staff Accountant

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Jameson Stanford Resources Corporation
Form 8-K
Filed November 28, 2012
File No. 000-54405

Dear Mr. Raj:

We have electronically filed herewith on behalf of Jameson Stanford Resources Corporation (the “Registrant”) Amendment No. 2 to the above-referenced Form 8-K. This Amendment No. 2 is marked with  tags to show changes made from the previous filings. In addition, we have included a narrative response herein keyed to your comments set forth in your comment letter to Michael Stanford dated November 28, 2012. We trust you shall deem this Amendment No. 2 and the contents of this transmittal letter responsive to your comment letter.

Item 4.01 – Changes in Registrant’s Certifying Accountant, page 31

We have made the requested changes to the Amendment No. 2 for each of your 3 comments.

Item 4.01 – Changes in Registrant’s Certifying Accountant

We have amended the Form 8-K to include Item 4.01 as follows:

Furthermore, we acknowledge the following:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

Legal & Compliance, LLC

By:	/s/ Laura Anthony, Esq.
Laura Anthony, Esq.

Jameson Stanford Resources Corp.

By:	/s/ Michael Stanford, CEO
Michael Stanford, CEO

330 CLEMATIS STREET, #217 • WEST PALM BEACH, FLORIDA • 33401 • PHONE: 561-514-0936 • FAX 561-514-0832